SCHEDULE 13D

CUSIP No: 464288778

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction	Shares Purchased(Sold)	Price per Share
01/03/07	31,911	52.31
01/04/07	23,015	52.09
01/05/07	16,520	51.56
01/08/07	5,950	51.46

* No transactions in the shares. The reduction below 20% was the result of the outstanding shares increasing from 350,000 to 450,000.(Filed 13D/A stating that Lazard Asset Managements percentage had gone below 20%).

Date of Transaction	Shares Purchased(Sold)	Price per Share
01/25/07	6,935	50.98
01/26/07	28,747	50.93